Stephen Fraidin To Call Writer Directly: (212) 446-4840 stephen.fraidin@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

May 13, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Christina Chalk

Re:	GrafTech International Ltd.
DFAN14A filed April 22, 2014
Correspondence dated May 8, 2014
Filed by Nathan Milikowsky et al.
File No. 001-13888

Dear Ms. Chalk,

On behalf of our client Nathan Milikowsky (“Mr. Milikowsky”) and Daniel Milikowsky, NM GTI Investments LLC, Daniel Milikowsky Family Holdings, LLC, The Daniel and Sharon Milikowsky Family Foundation, Inc., The Rebecca and Nathan Milikowsky Family Foundation, Karen Finerman and David R. Jardini, (collectively with Mr. Milikowsky, the “Filing Persons”), we are submitting this letter in response to the letter received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 8, 2014 with respect to (i) the definitive additional materials filed on Schedule 14A (File No. 001-13888) that was filed with the Commission on April 22, 2014 and (ii) the correspondence with the Staff (File No. 001-13888) that was filed with the Commission dated May 8, 2014.

In response to the Staff’s letter, the Filing Persons have updated the above referenced disclosures by issuing a press release and filing the press release as additional definitive materials on Schedule 14A with the Commission on May 13, 2014. The Filing Persons have made the relevant disclosure in paragraph 9 of such press release. A copy of such filing is attached hereto.

If you have any questions related to this letter, please contact Stephen Fraidin at (212) 446-4840, David Feirstein at (212) 446-4861 or Adele Maloney Thomas (212) 446-5903, each of Kirkland & Ellis LLP.

Beijing       Chicago      Hong Kong       Houston      London       Los Angeles       Munich      Palo Alto       San Francisco      Shanghai       Washington, D.C.

Christina Chalk

May 13, 2014

Sincerely,

/s/ Stephen Fraidin

Stephen Fraidin, Esq.
CC:	David Feirstein

Adele P. Maloney Thomas

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

GRAFTECH INTERNATIONAL LTD.

(Name of Registrant as Specified In Its Charter)

NATHAN MILIKOWSKY
DANIEL MILIKOWSKY
NM GTI INVESTMENTS LLC
DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC
THE DANIEL AND SHARON MILIKOWSKY FAMILY FOUNDATION, INC.
THE REBECCA AND NATHAN MILIKOWSKY FAMILY FOUNDATION
KAREN FINERMAN

DAVID R. JARDINI

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

	(1)	Title of each class of securities to which transaction applies:

	(2)	Aggregate number of securities to which transaction applies:

	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid:

	(2)	Form, Schedule or Registration Statement No.:

	(3)	Filing Party:

	(4)	Date Filed:

NATHAN MILIKOWSKY
DANIEL MILIKOWSKY
NM GTI INVESTMENTS LLC
DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC
THE DANIEL AND SHARON MILIKOWSKY FAMILY FOUNDATION, INC.
THE REBECCA AND NATHAN MILIKOWSKY FAMILY FOUNDATION
KAREN FINERMAN
DAVID R. JARDINI

2

As part of Nathan Milikowsky, Daniel Milikowsky, NM GTI Investments LLC, The Daniel Milikowsky Family Holdings, LLC, The Daniel and Sharon Milikowsky Family Foundation, Inc., and The Rebecca and Nathan Milikowsky Family Foundation’s (collectively, “Save GrafTech”) continuing discussions or communications with GrafTech International, Ltd.’s (the “Company”) management, board of directors and shareholders, and public statements, relating to the Company’s upcoming annual meeting, Save GrafTech has issued a press release (the “Press Release”). Save GrafTech is also filing with the Securities and Exchange Commission (the “SEC”) a complaint against GrafTech filed by Michael Nahl (the “Nahl Complaint”), which is referenced in the Press Release. A copy of the Press Release is filed herewith as Exhibit 1. A copy of the Nahl Complaint is filed herewith as Exhibit 2. Any descriptions herein of the Press Release and Nahl Complaint are qualified in their entirety by reference to the Press Release and the Nahl Complaint filed herewith.

Exhibit Index

Exhibit 1 - Press Release

Exhibit 2 - Nahl Complaint

Important information

On April 15, 2014 Save GrafTech filed with the SEC and began distributing to the Company’s stockholders a definitive proxy statement and form of proxy (the “Proxy Statement”) in connection with the Company’s 2014 annual meeting of stockholders. SAVE GRAFTECH STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO CAREFULLY REVIEW THE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE SAVE GRAFTECH’S PARTICIPANTS IN SUCH PROXY SOLICITATION. SAVE GRAFTECH’S PROXY STATEMENT, AS FILED, AND ANY FURTHER AMENDMENTS, SUPPLEMENTS OR OTHER RELEVANT PROXY SOLICITATION DOCUMENTS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT WWW.SEC.GOV, or by CONTACTING D.F. KING & CO., INC. BY TELEPHONE AT THE FOLLOWING NUMBERS: BANKS AND BROKERS CALL COLLECT: (212) 269-5550 AND ALL OTHERS, INCLUDING SHAREHOLDERS, CALL TOLL-FREE: (800) 628-8532.

3

Exhibit # 1

“SAVE GRAFTECH" DETAILS CORPORATE GOVERNANCE CONCERNS WITH INCUMBENT GRAFTECH BOARD

Urges Shareholders to Send Strong Message by Voting BLUE Proxy Card FOR

Karen Finerman, David Jardini and Nathan Milikowsky

NEW YORK, May 13, 2014 – Save GrafTech, an investor group led by Nathan Milikowsky, a holder of over 11.2% of the common stock of GrafTech International Ltd. (NYSE:  GTI), today detailed certain corporate governance concerns with GrafTech’s incumbent Board of Directors. Save GrafTech’s concerns include: 1) a defamation lawsuit recently filed against GrafTech by a former director, 2) the lack of any written report documenting the findings of the GrafTech Special Committee investigation into Nathan Milikowsky’s prior Board service, and 3) the Board’s refusal to settle the proxy contest on a reasonable basis.

Michael Nahl Lawsuit Against GrafTech for Defamation

On May 7, 2014, former GrafTech director Michael Nahl filed a lawsuit against GrafTech stating that the Company’s April 14 Proxy Statement contained “false and defamatory statements regarding Mr. Nahl,” specifically that the Company accused him of “corruption, dishonesty, conflict-of-interest, and breaches of fiduciary duty in discharging his duties as a director of GrafTech.”

The lawsuit describes the incumbent Board’s false accusations against Mr. Nahl and the Board’s “reckless disregard for the truth” in refusing to correct its proxy statement after Mr. Nahl notified GrafTech in writing of the false and defamatory nature of the statements contained therein.

As the lawsuit explains, “These defamatory allegations about Mr. Nahl are motivated by the incumbent Board members’ desire to ‘win’ a highly publicized, acrimonious ‘proxy contest’ they are now waging against Nathan Milikowsky – and their desire to smear Mr. Milikowsky (and those who associated with him) in the minds of the GrafTech shareholders who are being asked to vote their shares in that proxy contest.”

GrafTech’s Spurious Special Committee Investigation

In early 2012, just over a year after Mr. Milikowsky had been appointed to GrafTech’s Board and in the midst of a multi-year stock price decline, he began raising concerns to the Board and management and advocating specific corrective actions, eventually including replacing Craig Shular as CEO. In September 2012, GrafTech’s Board formed a Special Committee to investigate an alleged leak of confidential information and, in doing so, labeled Mr. Shular and certain other executives “whistleblowers” who could not be terminated for any reason for a period of time.

At the conclusion of the Special Committee’s investigation in March 2013, Mr. Milikowsky was told he would not be renominated to GrafTech’s Board. He was never interviewed in connection with the investigation. The findings of the investigation were never shared with Mr. Milikowsky and have never been publicly disclosed. ISS stated in an updated research report, “…an investigatory report was apparently neither written, according to the board, nor made available to Milikowsky for his response….”

Independent Third Party Review of Investigation

On April 13, 2014 Save GrafTech proposed an agreement to settle the proxy contest which included an independent, third party review of the Special Committee’s findings. The Company promptly rejected Save GrafTech’s offer and instead proposed Mr. Milikowsky’s appointment to the Board be contingent on a new litigation-oriented investigation by another law firm, which we believe would take a minimum of two years to complete.

Commenting on GrafTech’s rejection of Save GrafTech’s settlement proposal, Mr. Milikowsky said, “As settlement negotiations had reached an impasse in early April, we proposed having an independent law firm review the undisclosed findings of the Special Committee’s prior investigation. GrafTech’s immediate rejection of this eminently reasonable offer clearly betrayed the Board’s lack of confidence in the ‘findings’ of its own Special Committee investigation, which was the pretext for excluding me from continuing to serve as a director in 2013.”

On April 19, 2014, Nathan Milikowsky emailed a representative of Royce & Associates regarding a previous meeting. The email was filed with the Securities and Exchange Commission on April 22, 2014 under cover of DFAN14A. Subsequently, Mr. Milikowsky received a letter from Royce disagreeing with the description of the meeting. In particular, Royce denied suggesting an independent review and asserted that the only question asked of Mr. Milikowsky during the meeting was whether it was appropriate for Mr. Milikowsky to be a director. Mr. Milikowsky continues to believe that his description of the meeting is accurate.

Save GrafTech’s proxy statement and presentation are available at www.sec.gov and www.SaveGrafTech.com. Save GrafTech urges shareholders to vote the BLUE proxy card FOR all three of Save GrafTech’s director nominees today.

Your Vote Is Important, No Matter How Many Shares You Own.

If you have questions about how to vote your shares on the BLUE proxy card,

or need additional assistance, please contact the firm assisting us in the proxy solicitation:

D.F. King & Co., Inc.
Shareholders Call Toll-Free: (800) 628-8532

Banks and Brokers Call Collect: (212) 269-5550
Email: savegraftech@dfking.com

IMPORTANT
We urge you NOT to sign any WHITE proxy card sent to you by GRAFTECH

Media:

George Sard/Renée Soto/Jared Levy

Sard Verbinnen & Co

(212) 687-8080

On April 15, 2014 Nathan Milikowsky, Daniel Milikowsky, NM GTI Investments LLC, The Daniel Milikowsky Family Holdings, LLC, The Daniel and Sharon Milikowsky Family Foundation, Inc., and The Rebecca and Nathan Milikowsky Family Foundation (collectively, “Save GrafTech”) filed with the Securities and Exchange Commission (the “SEC”) and began distributing to the stockholders of GrafTech International, Ltd. (the “Company”) a definitive proxy statement and form of proxy (the “Proxy Statement”) in connection with the Company’s 2014 annual meeting of stockholders. SAVE GRAFTECH STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO REFER TO THE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE SAVE GRAFTECH’S PARTICIPANTS IN SUCH PROXY SOLICITATION. SAVE GRAFTECH’S PROXY STATEMENT, AS FILED, AND ANY FURTHER AMENDMENTS, SUPPLEMENTS OR OTHER RELEVANT PROXY SOLICITATION DOCUMENTS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT WWW.SEC.GOV, OR BY CONTACTING D.F. KING & CO., INC. BY TELEPHONE AT THE FOLLOWING NUMBERS: BANKS AND BROKERS CALL COLLECT: (212) 269-5550 AND ALL OTHERS, INCLUDING SHAREHOLDERS, CALL TOLL-FREE: (800) 628-8532.

Exhibit # 2

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF ALBANY

Albany County Clerk Document Number 11614851 Rcvd 05/07/2014 2:38:05 PM

MICHAEL C. NAHL,

Plaintiff,	Index No.

against

GRAFTECH INTERNATIONAL LTD.,	COMPLAINT

Defendant.

Plaintiff Michael C. Nahl, by and through his attorneys, brings the following complaint against Defendant GrafTech International Ltd. (“GrafTech” or “the Company”) and, in support of his Complaint, states and alleges as follows:

SUMMARY OF THE ACTION

1. On April 14, 2014, Defendant GrafTech issued a Proxy Statement containing false and defamatory statements regarding Mr. Nahl. See April 14, 2014 GrafTech Proxy Statement (Ex. A). In the Proxy Statement, GrafTech defames and disparages Mr. Nahl by falsely accusing him of corruption, dishonesty, conflict-of-interest, and breaches of fiduciary duty in discharging his duties as a director of GrafTech.

2. The Proxy Statement falsely accuses Mr. Nahl of participating in an “undisclosed arrangement” whereby he obtained a “free option” from another director (Nathan Milikowsky) that “enabled” Mr. Nahl to “benefit” from “any increase in value” on an “approximately $200,000” investment “without the concomitant investment risk” and that, “thereafter,” Mr. Nahl became a “supporter of Nathan Milikowsky’s agenda.” Thus, among other defamatory statements, the Proxy Statement falsely accuses Mr. Nahl of accepting a bribe from Mr. Milikowsky in exchange for Mr. Nahl’s support.

3. Defendant’s accusations are false. Mr. Nahl was not suborned by Mr. Milikowsky or by any “arrangement.” Mr. Nahl never obtained a “free option” from Mr.

Milikowsky, nor was he entitled to receive a risk-free “benefit” tied to “an approximately $200,000” investment opportunity sponsored by Mr. Milikowsky.

4. These defamatory allegations about Mr. Nahl are motivated by the incumbent Board members’ desire to “win” a highly publicized, acrimonious “proxy contest” they are now waging against Nathan Milikowsky — and their desire to smear Mr. Milikowsky (and those who associated with him) in the minds of the GrafTech shareholders who are being asked to vote their shares in that proxy contest. These directors knowingly and recklessly engineered these false statements in the Proxy Statement regarding the “undisclosed arrangement” — and knowingly cultivated these false and damaging allegations of corruption, impropriety, and breaches of fiduciary duties — in an effort to smear Mr. Milikowsky. Driven by this desire, Defendant GrafTech recklessly disregarded facts, documents, and information that rebutted its preconceived storyline and, in the process, defamed and disparaged Mr. Nahl, a longtime supporter of Mr. Milikowsky. Mr. Nahl is, quite simply, “collateral damage” in GrafTech’s proxy battle.

5. Prior to initiating this lawsuit, Mr. Nahl notified GrafTech in writing of the false and defamatory nature of the statements in the Proxy Statement — and provided a detailed rebuttal to the false statements in the Proxy Statement regarding corruption, “free options,” and suborned “support.” Despite these written notifications, GrafTech refused to remove or retract the statements in the Proxy Statement, and instead chose to continue promoting those statements, further demonstrating reckless disregard for the truth.

6. Mr. Nahl brings this action to vindicate his rights and reputation. In addition to the significant reputational harm and material negative impact on his prospects for future service on corporate boards of directors and future business opportunities caused by the false allegations in the Proxy Statement, Mr. Nahl has been damaged by lost income and in having to expend funds to respond to the false statements in the article.

THE PARTIES AND OTHER RELEVANT PERSONS

7. Plaintiff Michael C. Nahl served as a member of GrafTech’s Board of Directors from January 1999 until May 2013. Mr. Nahl has decades of experience in senior positions of corporate leadership. Mr. Nahl has served on the boards of directors of Lindsay Corp. since January 2003 and of Trans World Entertainment Corporation since September 2010, and is a director of D&D Power, a private company domiciled in New York State. Mr. Nahl joined Albany International Corp. in 1981 as Group Vice President, Corporate and later became Executive Vice President and Chief Financial Officer. He retired from Albany International Corp. in September 2009. He was a member of JPMorgan Chase and the Company’s Regional Advisory Board from 1996 to 2010 and is active in businesses in New York State. Mr. Nahl is a citizen of New York State and a resident of Albany County, New York.

8. Defendant GrafTech International Ltd. is a publicly traded graphite material science company. GrafTech’s products are used in a variety of applications in a diverse array of industries: metal production, electronics, chemicals, aerospace and transportation, among others. GrafTech authored the defamatory Proxy Statement that is the subject of this lawsuit and caused it to be issued to its shareholders and published to the worldwide financial community on April 14, 2014. GrafTech is a Delaware Corporation with its headquarters and principal place of business in Parma, Ohio. GrafTech is registered to do business in the State of New York, and the Company’s shares are traded on the New York Stock Exchange under the ticker symbol GTI.

9. Non-party Nathan Milikowsky served as a member of GrafTech’s Board of Directors from 2010 to 2013. Mr. Milikowsky is the former co-Founder and CEO (2003-2006) and Chairman (2003-2010) of C/G Electrodes, which was acquired by GrafTech in 2010, and the former President (2005-2010) of Seadrift Coke, which was also acquired by GrafTech in 2010. Since January 2014, Mr. Milikowsky and GrafTech have been engaged in a highly publicized proxy battle for control of GrafTech’s Board of Directors. GrafTech published the defamatory statements about Mr. Nahl in the April 14, 2014 Proxy Statement in an effort to “win” this proxy contest against Mr. Milikowsky. The Proxy Statement was deliberately designed to smear Mr. Milikowsky (and those who associated with him) in the minds of the GrafTech shareholders.

JURISDICTION AND VENUE

10. This Court has jurisdiction over this suit because Plaintiff’s claims for damages are in excess of $25,000.

11. This Court has jurisdiction over Defendant GrafTech pursuant to N.Y. CPLR § 302(a)(l) in that Defendant GrafTech transacts business within the state of New York and/or contracts to supply goods or services in New York.

12. Venue is proper in Albany County pursuant to N.Y. CPLR § 503(a) in that Plaintiff is a resident of Albany County.

FACTUAL ALLEGATIONS

GrafTech Publishes Defamatory Statements
Regarding Mr. Nahl In Its April 14, 2014 Proxy Statement

13. On April 14, 2014, in furtherance of the highly publicized, acrimonious proxy battle the Company is waging against Nathan Milikowsky, Defendant GrafTech issued a Proxy Statement to its shareholders — and caused the Proxy Statement to be published to the worldwide financial community.

14. Much of the April 14, 2014 Proxy Statement is devoted to making derogatory statements about Mr. Milikowsky. GrafTech’s incumbent Board of Directors caused these derogatory statements to be published in the Proxy Statement in order to smear Mr. Milikowsky’s reputation and thereby persuade shareholders to reject proxy or voting solicitations from Mr. Milikowsky. The Proxy Statement proclaims, in all capital letters: “OUR ENTIRE BOARD OF DIRECTORS URGES YOU NOT TO SIGN OR RETURN ANY PROXY OR

VOTING INSTRUCTION CARD SENT TO YOU BY OR ON BEHALF OF THE MILIKOWSYS.” Instead, the Proxy Statement urges shareholder to accept the nominees proposed by the incumbent Board.

15. On pages 10 and 11 of the Proxy Statement, in the course of reciting a litany of derogatory statements designed to attack Mr. Milikowsky’s fitness and character to serve on the Board of Directors of GrafTech, the Company’s April 14, 2014 Proxy Statement makes the following false and defamatory statements about Mr. Nahl 1:

“Activities intended to deceive his fellow directors

Nathan Milikowsky and another director (who was Chair of the Audit Committee) entered into an undisclosed arrangement which the Special Committee, with advice of outside counsel, concluded was a free option, enabling that director to benefit from any increase in value of an approximately $200,000 investment in an early stage medical technology company sponsored by Nathan Milikowsky without the concomitant investment risk. Thereafter, that same director became a supporter of Nathan Milikowsky’s agenda. That same director also thereafter assured Mary Cranston that she would be able to continue as lead director or possibly even become chairperson after management changed. Nathan Milikowsky never disclosed that conflict of interest when the Special Committee (of which such director was to be a member) was formed and never produced any of the documents related thereto, even though they were within the scope of investigatory counsel’s production request. Rather, the arrangement was first disclosed at the very end of the investigation by that director, who mentioned it at that time to some other directors, stating that it was only about a $10,000 cash investment, and then later admitted the full extent of the arrangement and produced documents in an follow up interview by investigatory counsel.

That director subsequently resigned from the Special Committee.”

16. The damaging statements in the Proxy Statement purporting to describe the actions and omissions of the “other director” (and similar references) are plainly “of and

1 GrafTech International Preliminary Proxy Statement, April 14, 2014 (Ex. A)

concerning” Mr. Nahl. Although the statement does not identify Mr. Nahl by name, the opening sentence of the paragraph identifies the “other director” as the former “Chair of the Audit Committee,” a description that any reader of GrafTech’s public filings would readily understand to refer to Mr. Nahl, the sole occupant of that position for over a decade.

17. The April 14, 2014 Proxy Statement falsely accuses Mr. Nahl of corruption, dishonesty, conflict-of-interest, and breaches of fiduciary duty in discharging his duties as a director of GrafTech and, as such, are defamatory per se.

18. Through the false and misleading juxtaposition of statements that Mr. Nahl participated in an “undisclosed arrangement” whereby he obtained a “free option” from Mr. Milikowsky that “enabled” Mr. Nahl to “benefit” from an investment and “thereafter” became a “supporter of Nathan Milikowsky’s agenda,” the Proxy Statement creates the false and defamatory impression that, as a result of this “undisclosed arrangement,” Mr. Nahl did not discharge his duties as a director in the best interests of GrafTech’s shareholders and that, instead, his “support” for “Nathan Milikowsky’s agenda” was suborned by the investment arrangement. These statements are false and defamatory per se.

19. The April 14, 2014 Proxy Statement falsely states that Mr. Nahl’s “undisclosed” participation in an investment created a “conflict of interest” that Mr. Nahl was required to disclose to GrafTech’s Board. Mr. Nahl’s investment in PS Investments LLC did not create a conflict with GrafTech or the best interests of its shareholders. Nothing in Delaware law or the then-existing “Director Qualifications” required Mr. Nahl to disclose his investments. Furthermore, GrafTech has failed to identify or articulate — either in the Proxy Statement or elsewhere — any basis for its false conclusion that the investment created a “conflict of interest.” Nor could it. Nothing about Mr. Nahl’s investment in PS Investments LLC created a conflict with GrafTech or the best interests of its shareholders. Accordingly, these statements are false and defamatory per se.

20. The April 14, 2014 Proxy Statement is grossly misleading regarding the magnitude of Mr. Nahl’s actual investment while he was a member of GrafTech’s Board — and also grossly mischaracterizes the nature of Mr. Nahl’s investment. Specifically, the Proxy Statement alleges that Mr. Nahl would “benefit” from “any increase in value of an approximately $200,000 investment in an early stage medical technology company sponsored by Nathan Milikowsky without the concomitant investment risk.” The Proxy Statement mischaracterizes the nature of that investment as a “risk free option.” These statements are false and defamatory per se.

21. The April 14, 2014 Proxy Statement falsely states and suggests that Mr. Nahl was not forthcoming during the Board’s investigation of these issues. By stating that “the arrangement was first disclosed at the very end of the investigation” by Mr. Nahl, who initially stated it was “only about a $10,000 cash investment” and then later “admitted” the “full extent” of the arrangement, the Proxy Statement falsely suggests that Mr. Nahl was less than forthcoming about his investment during the investigation.

The True Facts Surrounding Mr. Nahl’s Investment
Reject The False And Defamatory Statements In The Proxy Statement

22. The “investment” described in the Proxy Statement refers to an investment that Mr. Nahl made in PS Investments LLC, a holding company that, in turn, invested in shares of Premia Spine, a medical technology company.

23. The Proxy Statement grossly mischaracterizes the amount of Mr. Nahl’s actual investment in PS Investments LLC while he was member of GrafTech’s Board — and the baseline amount from which any “increase” or “benefit” in that investment would be measured. Specifically, the Proxy Statement falsely states that Mr. Nahl would “benefit” from “any increase in value of an approximately $200,000 investment.” That is demonstrably false. Although Mr. Nahl had originally proposed to invest approximately $220,000 in PS Investments LLC, the actual amount of his investment was lowered — at Mr. Nahl’s request — to a much smaller amount one-business day after he signed the subscription agreement.

24. The true facts surrounding Mr. Nahl’s investment are as follows:

a.	On October 19, 2011, Mr. Nahl executed a “Subscription Agreement” evidencing his intent to purchase 220 investment units in PS Investments LLC for a total cost of $220,000. The Subscription Agreement called for Mr. Nahl to invest in these units according to the following schedule:

Date	Units	Purchase Price
October 28, 2011	120	$ 120,000
January 15, 2013	50	$ 50,000
June 15, 2013	50	$ 50,000
Total	220	$ 220,000

b.	On Friday October 28, 2011, Mr. Nahl sent instructions to MF Global to wire funds to his checking account so that he could make the initial $120,000 payment required by the subscription agreement.

c.	On Monday October 31, 2011, MF Global filed for bankruptcy and informed Mr. Nahl that the funds he had requested would not be sent.

d.	At the time MF Global filed for bankruptcy, Mr. Nahl had more than $650,000 cash invested with MF. Global. Given the reality that those substantial funds could be lost or (at best) locked up in bankruptcy litigation for years, Mr. Nahl promptly informed Mr. Milikowsky of this change in his cash availability.

e.	Mr. Milikowsky agreed that, given these unforeseen circumstances, PS Investments LLC would not hold Mr. Nahl to the investment contemplated by the subscription agreement. Mr. Milikowsky told Mr. Nahl that, if he wanted to make a nominal investment in PS Investments LLC in order to stay informed about the company, he could.

f.	On November 8, 2011, Mr. Nahl wired $12,000 (one-tenth of the originally planned amount) to purchase twelve units of PS Investments LLC. These twelve units were purchased on the exactly the same terms, and with exactly the same investment risk, as all other investors.

g.	On January 24, 2013, Mr. Nahl wired $5,000 to purchase another five investment units of PS Investments LLC. These five investment units were purchased on the exactly the same terms, and with exactly the same investment risk, as all other investors.

25. The April 14, 2014 Proxy Statement does not identify any action undertaken by Mr. Nahl as a director that runs contrary to the best interests of GrafTech’s shareholders — or that is alleged to have been suborned by Mr. Milikowsky or the investment in PS Investments LLC.

26. The timing of Mr. Nahl’s support for Mr. Milikowsky on strategic business matters involving GrafTech squarely rejects the false accusation that Mr. Nahl’s investments in PS Investments LLC — purchased in November 2011 and January 2013 — were somehow a quid pro quo for Mr. Nahl’s “support” for “Nathan Milikowsky’s agenda.” Mr. Nahl openly supported Mr. Milikowsky’s operational and strategic insights for GrafTech’s business soon after Mr. Milikowsky became a director of GrafTech in December 2010. Mr. Nahl believed that Mr. Milikowsky was the only independent director with direct operational and leadership experience in the graphite electrode and coke business — and that Mr. Milikowsky brought new insights to the Board’s discussions of GrafTech’s results and plans. Mr. Nahl’s open support for Mr. Milikowsky’s vision existed well before his investment in PS Investments LLC and, indeed, well before Mr. Milikowsky presented Mr. Nahl with the PS Investments LLC opportunity.

27. Contrary to the false statements in the Proxy Statement, any potential that Mr. Nahl had to “benefit” from any “increase” in the value of his investment in PS Investments LLC was tied directly to the number of units he owned while he was a member of GrafTech’s Board (17 units) and the amount he actually paid for those units ($17,000). Contrary to the false characterizations in the Proxy Statement, Mr. Nahl had no “option” or right to purchase any additional units of PS Investments LLC beyond the 17 units he was allowed to purchase after requesting and obtaining a reduction in his commitment — or benefit from any increase in the value of units that he had not yet purchased. Thus, it is demonstrably false, for multiple reasons, for the Proxy Statement to assert that Mr. Nahl had a “free option” where by he would “benefit” from “any increase in value of an approximately $200,000 investment.”

28. Mr. Nahl retired from GrafTech’s Board of Directors in May 2013. Mr. Nahl agreed to retire from the Board only after he was informed that, as a result of his investment in PS Investments LLC, the nominating committee had decided not to re-nominate him to the Board. Mr. Nahl was not provided anything in writing stating the details behind the reasoning for that decision. At no point during those discussions did anyone accuse Mr. Nahl of having been given a “free option.” Mr. Nahl did not know or realize until later — upon reading the false and defamatory statements in the April 14, 2014 Proxy Statement — that the Board had mischaracterized the amount and nature of his investment.

29. Mr. Nahl made an additional investment in PS Investments LLC after his retirement from GrafTech’s Board of Directors. This additional investment was made on exactly the same terms, and with the same investment risk, as all other investors at that time. Even with the additional units purchased after he retired from the Board, Mr. Nahl’s investments in PS Investments LLC totaled substantially less than the “approximately $200,000” described in the Proxy Statement.

30. All of Mr. Nahl’s investments in PS Investments LLC were made on the exactly the same terms, and with exactly the same investment risk, as all other investors.

31. Mr. Nahl was entitled to absolutely no greater potential benefit from his investment than any other investor.

Defendants Deliberately Ignored Information
Rebutting The False Statements In Their Article

32. Defendant GrafTech knew or recklessly disregarded that the statements about Mr. Nahl in the April 14, 2014 Proxy Statement were false.

33. Defendant GrafTech knew or recklessly disregarded the facts and chronology surrounding Mr. Nahl’s investment, including the true amount — and true nature — of his investment in PS Investment LLC, the circumstances surrounding the reduction of his initially intended investment, and the limited number of additional investment units he was expecting to be able to purchase in the future. For example, on March 11, 2013, in response to an inquiry from GrafTech’s outside counsel about the investment, Mr. Nahl expressly informed Defendant GrafTech of these critical facts2:

From: Michael Nahl <michael.nahl@gmail.com>
Date: Mon, Mar 11, 2013 at 12:02 PM
Subject: your question
To: “Abramczyk, Jon” <JAbramczyk@mnat.com>
Cc: Mary Cranston <mary.cranston@pillsburylaw.com>

Hi Jon,

Attached is the subscription agreement for Premia Spine (PS Investments LLC). Although Nathan had sent me the form for 220 membership units at $1000 per unit and I signed it on October 28, 2011, three days later, on October 31, 2011 MF Global declared bankrupcy, freezing two of my personal MF Global accounts with over $500,000 in cash in them so I called Nathan and said I wouldn’t be participating. He suggested that I put in at least something in so that I could follow the progress of the company, and I agreed to send him a check for $10,000, with the understanding that there would be further calls for $5000 each in January 2013 and June 2013. I sent him a check for $10,000 and then another $5000 per the agreement this year. I will send the last $5000 in June.

I will follow this email with a copy of the approximately 20 page PS Investments LLC Operating Agreement. I do not have a copy of a signed operating agreement, and don’t know if there ever was one.

Michael

34. In addition to GrafTech’s outside counsel, Mr. Nahl’s sent a copy of his March 11, 2013 email to Mary Cranston, lead director at GrafTech.

35. Defendant GrafTech recklessly disregarded the facts presented in Mr. Nahl’s March 11, 2013 email.

36. Defendant GrafTech knew or recklessly disregarded facts rebutting the Proxy Statement’s characterization of the investment as a “free option.” At no point in time during their investigation did any GrafTech counsel or member of the Board of Directors inform Mr. Nahl that they believed the investment was a “free option” — or provide Mr. Nahl with an opportunity to respond to this false allegation.

2 Email from M. Nahl to J. Abramczyk and M. Cranston dated March 11, 2013 (Ex. B)

Defendant GrafTech Refuses To Retract Or Correct
The Defamatory Statements In The Proxy Statement

37. Prior to initiating litigation, Mr. Nahl attempted to bring his concerns about the false statements in the Proxy Statement to the attention of GrafTech’s incumbent directors in an informal and amicable manner — but those efforts were largely ignored. For more than a week, Mr. Nahl sought, through attempted telephone conversations and a request for a conference call with GrafTech’s counsel and lead director, an informal and mutually acceptable way for GrafTech to retract or correct the damaging falsehoods in the Proxy Statement. After more than a week of delay, GrafTech made clear that the Company had no intention of retracting anything without the same lengthy and expensive legal review they had offered Mr. Milikowsky. That process, which would prolong a resolution for months and result in substantial legal costs to Mr. Nahl, offered no meaningful hope of a prompt correction of the public record.

38. Accordingly, on April 30, 2014, Mr. Nahl notified Defendant GrafTech in writing that the April 14, 2014 Proxy Statement included false and defamatory statements about him — and made a formal demand for the false statements in the Proxy Statement to be retracted to corrected3. Mr. Nahl’s notice provided substantial information rebutting the false statements in the Proxy Statement, including information about the investment that had been provided to GrafTech’s counsel prior to publication of the April 14, 2014 Proxy Statement.

39. Even when confronted with this information, Defendant GrafTech refused to retract the false and defamatory statements in the April 14, 2014 Proxy Statement, to issue an amended Proxy Statement or other statement to its shareholders correcting the false statements,

3 Letter from T. Clare to R. Barker dated April 30, 2014. (Ex. C)

or even to publish Mr. Nahl’s explanation of the true facts underlying the statements about him in the Proxy Statement.

COUNT ONE - DEFAMATION

40. Plaintiff repeats and realleges each of the foregoing paragraphs as if set forth fully herein.

41. Defendant GrafTech published false and defamatory statements in its April 14, 2014 Proxy Statement that were reasonably understood by those who read or heard them to be statements of fact regarding Mr. Nahl.

42. The Company’s April 14, 2014 Proxy Statement makes the following false and defamatory statements about Mr. Nahl:

“Activities intended to deceive his fellow directors

Nathan Milikowsky and another director (who was Chair of the Audit Committee) entered into an undisclosed arrangement which the Special Committee, with advice of outside counsel, concluded was a free option, enabling that director to benefit from any increase in value of an approximately $200,000 investment in an early stage medical technology company sponsored by Nathan Milikowsky without the concomitant investment risk. Thereafter, that same director became a supporter of Nathan Milikowsky’s agenda. That same director also thereafter assured Mary Cranston that she would be able to continue as lead director or possibly even become chairperson after management changed. Nathan Milikowsky never disclosed that conflict of interest when the Special Committee (of which such director was to be a member) was formed and never produced any of the documents related thereto, even though they were within the scope of investigatory counsel’s production request. Rather, the arrangement was first disclosed at the very end of the investigation by that director, who mentioned it at that time to some other directors, stating that it was only about a $10,000 cash investment, and then later admitted the full extent of the arrangement and produced documents in an follow up interview by investigatory counsel.

That director subsequently resigned from the Special Committee.”

Ex. A.

43. The April 14, 2014 Proxy Statement defamed and disparaged Mr. Nahl by falsely accusing Mr. Nahl of corruption, dishonesty, conflict-of-interest, and breaches of fiduciary duty in discharging his duties as a director of GrafTech. The Proxy Statement falsely accuses Mr. Nahl of participating in “undisclosed arrangement” whereby he obtained a “free option” from another director (Nathan Milikowsky) that “enabled” Mr. Nahl to “benefit” from “any increase in value” in an “approximately $200,000” investment “without the concomitant investment risk” and that, “thereafter,” Mr. Nahl became a “supporter of Nathan Milikowsky’s agenda.” Thus, among other defamatory statements and inferences, the Proxy Statement falsely accuses Mr. Nahl of accepting a bribe from Mr. Milikowsky in exchange for Mr. Nahl’s support.

44. These statements by Defendant GrafTech are false. Mr. Nahl was not suborned by Mr. Milikowsky or by any investment arrangement. Mr. Nahl never obtained a “free option” from Mr. Milikowsky, nor was he entitled to receive a risk-free “benefit” tied to a “$200,000” investment opportunity sponsored by Mr. Milikowsky. At all times, Mr. Nahl discharged his duties as a director of GrafTech in the best interest of shareholders. Mr. Nahl cooperated with the Company’s investigation in good faith — and to the best of his ability.

45. Mr. Nahl in no way approved the false and defamatory statements published by Defendant GrafTech.

46. Defendant GrafTech disseminated and published these false and defamatory statements in its public filings, and directly to its shareholders, in a manner that achieved widespread exposure to a global audience.

47. Defendant GrafTech published these statements with reckless disregard for the truth. Although Mr. Nahl made himself available and cooperated with the Company’s investigation to the best of his ability, Defendant GrafTech recklessly disregarded information provided — both verbally and writing — to GrafTech.

48. Defendant GrafTech acted with actual malice, showing reckless disregard for the truth or falsity of its statements about Mr. Nahl. Defendant GrafTech’s reckless disregard for the truth is demonstrated by its decision to publish false statements about Mr. Nahl in the Proxy Statement — and its subsequent refusal to retract or correct those statements — even after Mr. Nahl had submitted documentation and detailed written explanations evidencing the true facts.

49. Defendant GrafTech’s actual malice is further evidenced by its deliberate and intentional decision to refer to Mr. Nahl by title (rather than his name) in the Proxy Statement, demonstrating the Board’s subjective awareness of the defamatory nature of the allegations.

50. Defendant GrafTech’s statements are defamatory per se because they tend to harm, and indeed have harmed, Mr. Nahl in his trade, business, and profession, and because they charge him with misconduct — corruption, dishonesty, conflict-of-interest, and breaches of fiduciary duty — in discharging his duties as a director of GrafTech. Defendant’s statements are also defamatory because they tend to expose Mr. Nahl to public contempt, ridicule, aversion, and disgrace, and induce an evil opinion of Mr. Nahl in the minds of right-thinking persons.

51. As a result of the false and defamatory statements published by Defendant GrafTech, Mr. Nahl’s reputation as an ethical and honest fiduciary and board member has been impugned.

52. As a result of the false and defamatory statements published by Defendant GrafTech, Mr. Nahl’s relationships with business colleagues, board members at other companies, and potential clients have been undermined.

53. As a result of the false and defamatory statements published by Defendant GrafTech, confidence in Mr. Nahl’s honesty and integrity has been undermined.

54. As a result of the false and defamatory statements published by Defendant GrafTech, Mr. Nahl’s prospects for future service on corporate boards of directors and future business opportunities — have been adversely affected in an amount yet to be determined.

55. As a result of the false and defamatory statements published by Defendant GrafTech, Mr. Nahl has been forced to make an expenditure of money to remedy the defamation.

56. In view of the foregoing, Mr. Nahl is entitled to actual, presumed, and punitive damages in an amount to be specifically determined at trial.

DEFENDANT’S CONDUCT WARRANTS PUNITIVE DAMAGES

57. Defendant’s conduct warrants the imposition of punitive damages. The factors justifying punitive damages include, at a minimum, the following:

a.	Defendant ignored or recklessly disregarded information available to it that rebutted the false statements about Mr. Nahl and his investment;

b.	Defendant acted with knowledge that its statements were false, or with reckless disregard for the statements’ truth or falsity;

c.	Defendant published the defamatory statements about Mr. Nahl in an effort to “win” a proxy contest it is waging against Mr. Milikowsky;

d.	Defendant published its false statements about Mr. Nahl in a manner designed to grab the attention of GrafTech’s shareholders and the attention of the global financial audience;

e.	Defendant knew that publishing these statements about Mr. Nahl would have damaging impact on his reputation and a material negative impact on his prospect for future service on corporate boards of directors and officer-level corporate positions; and

f.	After publication of the defamatory statements and after Mr. Nahl explained the true facts underlying the false accusations in the article, Defendant GrafTech refused to retract or correct the false statements.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff respectfully requests that the Court enter judgment in Plaintiffs favor, and against Defendant, as follows:

(1)	Actual, presumed, and punitive damages in an amount to be specifically determined at trial;

(2)	All costs, disbursements, fees, and interest as authorized by the New York Civil Practice Laws and Rules; and

(3)	Such other and additional remedies as the Court may deem just and proper.

Dated: May:   7  , 2014

Respectfully Submitted,

/s/ William J. Keniry
William J. Keniry (counsel)
TABNER, RYAN, and KENIRY LLP
18 Corporate Woods
Albany, NY 12211
Telephone: (518) 512-5304
Email: wjk@trklaw.com

Thomas A. Clare (of counsel)
Elizabeth M. Locke (of counsel)
CLARE LOCKE LLP
902 Prince Street
Alexandria, VA 22314
Telephone: (202) 628-7400
Email: tom@clarelocke.com
Email: libby@clarelocke.com

Attorneys for Michael C. Nahl

Albany County Clerk Document Number 11614851 Rcvd 05/07/2014 2:38:05 PM

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